Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                  July 12, 2011

VIA EDGAR

Katherine Wray
Attorney-Advisor
U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

     Re: iSoft International Inc. (the "Company")
         Amendment No. 1 to Registration Statement on Form S-1
         Filed July 12, 2011
         File No. 333-174443

Dear Ms. Wray:

     Pursuant to the staff's comment letter dated June 20, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 1 to the Company's Form S-1 was filed with the Commission via EDGAR on or about July 12, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. The page numbers below reference the redlined Amendment No. 1 to the Company's Form S-1.

PROSPECTUS COVER PAGE

     1. WE NOTE THE FOLLOWING DISCLOSURE ON PAGE 12: "WE DO NOT HAVE AN ARRANGEMENT TO PLACE THE PROCEEDS FROM THIS OFFERING IN AN ESCROW, TRUST, OR SIMILAR ACCOUNT. ANY FUNDS RAISED FROM THE OFFERING WILL BE IMMEDIATELY AVAILABLE TO US FOR OUR IMMEDIATE USE." PLEASE REVISE YOUR COVER PAGE TO STATE THAT YOU HAVE NOT MADE ANY ARRANGEMENTS TO PLACE THE FUNDS IN AN ESCROW, TRUST, OR SIMILAR ACCOUNT, AND DESCRIBE THE EFFECT ON INVESTORS. REFER TO ITEM 501(B)(8)(III) OF REGULATION S-K.

     Company response: The Company has amended the Prospectus cover page to state that it has not made any arrangements to place the funds in an escrow, trust or similar account and described the resultant effect on investors in accordance with Item 501(b)(8)(iii) of Regulation S-K. Additionally, the Company has added this additional disclosure in the Plan of Distribution section, specifically under "Terms of Offering" on page 15.

     2. YOU INDICATE HERE AND ON PAGE 3 THAT THE OFFERING WILL COMMENCE PROMPTLY UPON EFFECTIVENESS OF THE REGISTRATION STATEMENT AND WILL CONTINUE FOR 180 DAYS, UNLESS THE 180 DAY PERIOD (I) IS TERMINATED EARLIER THAN 180 DAYS "AT THE DISCRETION OF [Y]OUR MANAGEMENT" OR (II) IS EXTENDED FOR UP TO AN ADDITIONAL 90 DAYS. YOUR DISCLOSURE ON PAGES 12 AND 13 RELATING TO THE DURATION OF THE OFFERING, HOWEVER, DOES NOT REFER TO THE POSSIBILITY THAT THE OFFERING MAY BE TERMINATED BEFORE THE END OF THE 180 DAY PERIOD. PLEASE REVISE YOUR DISCLOSURE AS APPROPRIATE TO ENSURE THAT YOU DESCRIBE THE DURATION OF THE OFFERING ACCURATELY AND CONSISTENTLY.

     Company response: The Company has revised its disclosure on pages 12 and 13 to add "At the discretion of our board of directors, we may discontinue the Offering before expiration of the 180 day period or extend the Offering for up to 90 days following the expiration of the 180-day Offering period," which disclosure is now consistent with the cover page.

     3. THE FILING REFERS SEVERAL TIMES TO YOUR "OFFICERS AND DIRECTORS.. PLEASE REVISE SUCH REFERENCES TO REFLECT, IF ACCURATE, THAT ONE PERSON SERVES AS THE COMPANY'S SOLE OFFICER AND DIRECTOR, AS DISCLOSED ON PAGE 7.

     Company response: The Company has revised its disclosure throughout the entire Form S-1 to clarify that Mr. Ayad serves as its sole officer and director.

RISK FACTORS

"WE INTEND TO BECOME SUBJECT TO THE PERIODIC REPORTING REQUIREMENTS..." PAGE 9

     4. WE NOTE YOUR STATEMENT THAT YOU ARE UNABLE TO PREDICT ACCURATELY AT THIS TIME THE COSTS YOU WILL INCUR FOR YOUR AUDITORS AND LEGAL COUNSEL IN CONNECTION WITH THE REPORTING REQUIREMENTS THAT WILL APPLY TO THE COMPANY UPON EFFECTIVENESS OF THE REGISTRATION STATEMENT. IT APPEARS, HOWEVER, FROM YOUR USE OF PROCEEDS DISCLOSURE THAT HAVE IN FACT ESTIMATED YOUR PUBLIC REPORTING EXPENSES FOR THE 12 MONTHS FOLLOWING THE COMPLETION OF THE OFFERING. PLEASE REVISE OR ADVISE AS APPROPRIATE.

     Company response: The Company has revised its disclosure in this risk factor on page 9 to read:

"Although we believe (Please refer to "Use of Proceeds" and Plan of Operations") that the $17,000 we have estimated for these costs should be sufficient for the 12 month period following the completion of our offering, the costs charged by these professionals for such services may vary significantly. Factors such as the number and type of transactions that we engage in and the complexity of our

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reports  cannot  accurately  be  determined  at this  time  and may have a major negative  affect on the cost and amount of time to be spent by our  auditors and attorneys....."

INFORMATION WITH RESPECT TO THE REGISTRANT

THE MARKET, PAGE 19

     5. WITH RESPECT TO ALL THIRD PARTY STATEMENTS IN YOUR PROSPECTUS, INCLUDING THE INDUSTRY AND MARKET DATA FROM ENTERTAINMENT SOFTWARE ASSOCIATION AND THE NPD GROUP, PLEASE SUPPLEMENTALLY PROVIDE US WITH THE RELEVANT PORTIONS OF SUCH PUBLICATIONS. TO EXPEDITE OUR REVIEW, PLEASE CLEARLY MARK EACH SOURCE TO HIGHLIGHT THE APPLICABLE PORTION OR SECTION CONTAINING THE STATISTIC AND CROSS REFERENCE IT TO THE APPROPRIATE LOCATION IN YOUR PROSPECTUS. ALSO, PLEASE ENSURE THAT YOU DISCLOSE THE PUBLICATION DATE FOR EACH SOURCE, AND TELL US WHETHER ANY OF THESE SOURCES WERE PREPARED FOR YOU.

     Company response: The Company is supplementally submitting via overnight courier the relevant portions of the publications referenced in this comment number 5. Additionally, the Company has added the missing footnotes for the Entertainment Software Association and NPD Group references and updated all statistics to reflect current data provided by each source.

PLAN OF OPERATION, PAGE 28

     6. THE DISCLOSURE IN THIS SECTION SHOULD APPEAR BENEATH THE HEADING "MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS". IN ADDITION, PLEASE ENSURE THAT THE DISCLOSURE IN THIS SECTION SATISFIES ALL OF THE REQUIREMENTS OF ITEM 303 OF REGULATION S-K, AS MODIFIED BY PARAGRAPH (D) FOR SMALLER REPORTING COMPANIES. SEE Q&A 110.01 OF OUR COMPLIANCE AND DISCLOSURE INTERPRETATIONS ON REGULATION S-K, AVAILABLE AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/GUIDANCE/REGS-KINTERP.HTM.

     Company response: The Company has (i) changed the heading from "Plan of Operation" to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the section and table of contents, and (ii) revised its disclosure in this section to satisfy the requirements of Item 303 of Regulation S-K as modified by paragraph (d) for smaller reporting companies.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 32

     7. GIVEN YOUR DISCLOSURE INDICATING THAT CURRENTLY AVAILABLE CAPITAL RESOURCES ARE INSUFFICIENT TO FUND PLANNED OPERATIONS FOR THE NEXT 12 MONTHS, PLEASE REVISE TO DISCLOSE THE MINIMUM PERIOD OF TIME THAT YOU EXPECT TO BE ABLE TO CONDUCT PLANNED OPERATIONS USING CURRENTLY AVAILABLE RESOURCES.

     Company response: The Company has, in addition to updating its current working capital balances as of the date of filing, provided additional

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disclosure to indicate the minimum period of time of 3-4 months for which we can use our currently available cash resources on page 32.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 36

     8. NOTE 5 TO THE FINANCIAL STATEMENTS DISCLOSES THAT YOUR SOLE OFFICER AND DIRECTOR PROVIDES THE COMPANY WITH OFFICE SPACE FREE OF CHARGE. PLEASE PROVIDE ALL INFORMATION CALLED FOR BY ITEM 404(D) OF REGULATION S-K WITH RESPECT TO THIS RELATED PERSON TRANSACTION, OR ADVISE WHY YOU BELIEVE NO SUCH DISCLOSURE IS REQUIRED.

     Company response: The Company believes that it has disclosed all information required for disclosure under Item 404 (d) of Regulation S-K. The Company's sole officer and director, Mr. Ayad, is providing the space free of charge, and from the point of a benefit to the company, the benefit is less than an aggregate of $75 from inception on March 9 to March 31, 2010. This is less than the 1% total asset threshold as required under the Item 404(d). The benefit value was derived by taking prices for equivalent space in Alexandria, Egypt, which would be $150 monthly, and then reducing it by 50% to reflect that Mr. Ayad is sharing the space with an unrelated software development firm on an equal basis.

SIGNATURES, PAGE II-6

     9. PLEASE REVISE THE TITLE BLOCK FOR THE INDIVIDUAL SIGNATURE AT THE BOTTOM OF THIS PAGE TO INDICATE THAT IN ADDITION TO BEING A DIRECTOR, MR. AYAD IS YOUR PRINCIPAL EXECUTIVE, FINANCIAL AND ACCOUNTING OFFICER, AS INDICATED IN THE TITLE BLOCK FOR THE SIGNATURE OF THE REGISTRANT AT THE TOP OF THIS PAGE. REFER TO INSTRUCTION 1 TO "SIGNATURES" OF FORM S-1.

     Company response: The Company has revised the title block for the individual signature at the bottom of the page to reflect that Mr. Ayad is also the principal executive, financial and accounting officer in addition to being a director.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                           Very truly yours,


                                           /s/ Thomas E. Puzzo
                                           ---------------------------------
                                           Thomas E. Puzzo

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